The MainStay Funds
51 Madison Avenue
New York, New York 10010

July 17, 2009

VIA EDGAR

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:
Filing of and Request for Acceleration of the Effective Date of Proxy Statement/Prospectus on Form N-14 of The MainStay Funds (on behalf of the MainStay Large Cap Growth Fund, the MainStay Total Return Fund and the MainStay MAP Fund)

(SEC File No. 811-04550)

Dear Ladies and Gentlemen:

Attached for filing via the EDGAR system is a registration statement on Form N-14 pursuant to Section 8(a) of the Securities Act of 1933, as amended (the “Act”), for The MainStay Funds (the “Registrant”).  This Form N-14 is being filed in connection with reorganizations in which the MainStay Large Cap Growth Fund, the MainStay Total Return Fund and the MainStay MAP Fund, each a series of the Registrant, will each acquire all of the assets of the MainStay Mid Cap Core Fund, a series of Eclipse Funds, the MainStay Income Manager Fund, a series of Eclipse Funds Inc., and the MainStay Mid Cap Growth Fund, a series of The MainStay Funds, respectively, in exchange for shares of the MainStay Large Cap Growth Fund, the MainStay Total Return Fund and the MainStay MAP Fund, respectively, and the assumption by the MainStay Large Cap Growth Fund, the MainStay Total Return Fund and the MainStay MAP Fund, respectively, of the liabilities of the MainStay Mid Cap Core Fund, the MainStay Income Manager Fund and the MainStay Mid Cap Growth Fund, respectively. Note that a delaying amendment is included on the facing page of the filing.

Please be advised that the Registrant intends to file a request at a future date pursuant to Rule 461 under the Act seeking acceleration of the effective date of the Registrant’s above-referenced registration statement so that it will become effective on August 6, 2009, or as soon thereafter as practicable.

Should you have any questions, please feel free to contact Erin G. Wagner of Dechert LLP at 202.261.3317, Thomas C. Humbert at 973.394.4505, Barry Simmons at 973.394.4436, or Thomas Lynch at 973.394.4432.

Sincerely,

/s/ Marguerite E. H. Morrison

Marguerite E. H. Morrison
Chief Legal Officer and Secretary of the Registrant

cc:	Sander M. Bieber, Esq.
Patrick W.D. Turley, Esq.
Erin G. Wagner, Esq.